ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Nathan Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

May 20, 2014

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Re:	Pax World Funds Series Trust III (the “Registrant”)
(File Nos. 333-194601 and 811-22935)

Dear Mr. Bartz,

We are writing to respond to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on May 20, 2014 in connection with the above-referenced registration statement on Form N-1A (the “Registration Statement”), filed with the Commission on March 17, 2014 under the Securities Act of 1933, as amended (the “Securities Act”).  The Staff’s additional comment is summarized below and is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

1. Comment.  With respect to Comment and Response 4 in the Registrant’s comment response letter dated May 19, 2014, please include the $10.00 wire redemption fee described in the “Redemptions of Individual Investor Class and Institutional Class Shares” section in a separate “Shareholder Fees” table, rather than referencing the wire redemption fee in a footnote to the “Annual Fund Operating Expenses” table.

Response.  In response to your comment, the Registrant will revise the “Fees and Expenses” section to reflect the addition of a separate “Shareholder Fees” table that includes the $10.00 wire redemption fee.  The Registrant will file a supplement effecting this change on the first business day following the date on which the Registration Statement is declared effective.

* * * * *

We hope that the foregoing response adequately addresses the Staff’s additional comment.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Nathan D. Somogie
Nathan D. Somogie, Esq.